SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Maravai LifeSciences Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

56600D107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56600D107	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON 12 West Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,011,179
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,011,179
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,011,179
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 56600D107	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Joel Ramin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,011,179
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,011,179
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,011,179
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 56600D107	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

The name of the Issuer is Maravai LifeSciences Holdings, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 10770 Wateridge Circle, Suite 200, San Diego, CA 92121.

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i)	12 West Capital Management LP (“12 West Management”), a Delaware limited partnership, and the investment manager to 12 West Capital Fund LP, a Delaware limited partnership and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Funds”), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) directly held by the 12 West Funds; and

(ii)	Mr. Joel Ramin (“Mr. Ramin”), the sole member of 12 West Capital Management, LLC (“12 West LLC”), the general partner of 12 West Management, with respect to the shares of Class A Common Stock directly held by the 12 West Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is 475 Tenth Avenue, 14th Floor, New York, NY 10018.

Item 2(c).	Place of Organization.

12 West Management is a Delaware limited partnership. Mr. Ramin is a United States citizen.

Item 2(d).	Title of Class of Securities.

Class A common stock, par value $0.01 per share (the “ Class A Common Stock”)

Item 2(e).	CUSIP Number.

56600D107

CUSIP No. 56600D107	13G/A	Page 5 of 7 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________________________

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The percentages set forth herein are calculated based upon 141,553,339 shares of Class A Common Stock outstanding as of August 1, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024, filed with the Securities and Exchange Commission on August 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 56600D107	13G/A	Page 6 of 7 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2(a). The 12 West Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein. 12 West Capital Fund LP, a 12 West Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 56600D107	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024
12 WEST CAPITAL MANAGEMENT LP
By: 12 West Capital Management, LLC, its General Partner

	By:	/s/ Joel Ramin
Name: Joel Ramin
Title: Sole Member

/s/ Joel Ramin
Joel Ramin